September 8, 2010
Via Edgar
David L. Orlic, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Re: US Airways Group, Inc.
Schedule TO-I
Filed on September 1, 2010
File No. 005-33976
Dear Mr. Orlic:
     We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated September 7, 2010 with respect to the Issuer Tender Offer Statement on Schedule TO-I filed by US Airways Group, Inc. (the “Company”) on September 1, 2010. For your convenience, we have reproduced the Staff’s comment preceding our client’s response. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.
General
1.	We note that you registered the offer and sale of the 7% Senior Convertible Notes under the Securities Act of 1933. Accordingly, the notes appear to be a class of equity securities subject to Section 15(d) of the Securities Exchange Act of 1934. Given that the offer is for all outstanding securities of this class, please provide us with your analysis of the applicability of Rule 13e-3 under the Exchange Act to this transaction. While we note the disclosure on page 2 of your offering document that The Depository Trust Company is the sole registered holder of the notes, this disclosure does not provide us with sufficient information regarding the number of record holders for purposes of Rule 13e-3. Please supplementally advise us of the number of participants who are record holders of the notes or confirm that such number is less than 300.
     Response: Rule 13e-3 applies to any transaction or series of transactions which has or have a reasonable likelihood of producing the effects described in Rule 13e-3(a)(3)(ii), namely (a) causing an equity security to become eligible for termination of registration under the Securities Exchange Act of 1934 because there are no longer 300 or more holders of such equity security or (b) causing any class of equity securities to be eligible for delisting from a national securities exchange. We confirm that the number of participants who are record holders of the convertible notes is less than 300. Specifically, we have been advised by The Depository Trust Company that as of September 7, 2010, there are 15 participants that are record holders of the convertible notes. In addition, the convertible notes are not listed on any national securities exchange. Consequently, the exchange offer will not result in either (a) or (b) above and Rule 13e-3 therefore does not apply.
     Should the Staff have any further comments or questions on this matter, please call me at (650) 463-2643 or Gregory P. Rodgers of our firm at (212) 906-2918.

Very truly yours,

/s/ Anthony J. Richmond
of LATHAM & WATKINS LLP

cc: Derek J. Kerr (US Airways Group, Inc.) Stephen L. Johnson (US Airways Group, Inc.) Gregory P. Rodgers (Latham & Watkins LLP)